Exhibit 99.1

UTStarcom Announces Change of Auditor

HONG KONG, July 21, 2015 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today announced that it has dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) and appointed GHP Horwath, P.C. (“GHP Horwath”) as the Company’s independent auditor effective July 21, 2015. The Company’s Audit Committee and Board of Directors participated in and approved the decision to change the Company’s independent registered public accounting firm.

During the two most recent fiscal years and through the July 21, 2015 date of termination, there were no

(1) Disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the financial statements for such years, or

(2) Reportable events (as defined in Form 20-F Item 16F (a)(1)(v)) other than the material weaknesses reported in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on May 19, 2015. The reports of PwC on the financial statements for the fiscal years ended December 31, 2013 and 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

The Company will endeavor to work with GHP Horwath to complete interim procedures in conjunction with the Company’s second quarter earnings announcement. The Company is currently working with PwC and GHP Horwath to ensure a smooth transition.

Mr. William Wong, UTStarcom’s Chief Executive Officer, commented, "PwC has been the Company’s auditor since its IPO in 2000. We would like to thank them for the quality service they have provided and the professionalism they have demonstrated over many years. We look forward to working with GHP Horwath going forward and do expect to effect a smooth transition with the assistance of both firms.”

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

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For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Jiang Ning, Investor Relations

Email: njiang@utstar.com

Joanna Jiang (Beijing)

Tel: +86-10-8591-1958

Email: Joanna.Jiang@fticonsulting.com

Sean Pattwell (Hong Kong)

Tel: +852-3768-4543

Email: Sean.Pattwell@fticonsulting.com

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